Exhibit 99.1

Itau CorpBanca and Subsidiaries As of July 31, 2018 and 2017 and for the seven-month ended July 31, 2018 and 2017

The financial information of Itaú CorpBanca as of July 31, 2018 and 2017 and for the seven-month ended July 31, 2018 and 2017 has been published on our website in accordance with Circular N° 18 of the Superintendency of Banks and Financial Institutions dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the generally accepted accounting principles in Chile and the regulations of the Superintendency of Banks and Financial Institutions.

CONDENSED CONSOLIDATED BALANCE SHEET
In Ch$ million	Jul'18	Jul'17
Total Loans	20,971,004	20,843,621
Total Assets	29,175,040	28,803,166

Current accounts and demand deposits	4,217,300	4,300,872
Time deposits and savings accounts	10,055,078	10,028,247
Borrowings from financial institutions	2,218,821	2,140,171
Debt issued	5,894,044	5,982,326

Total Equity	3,505,531	3,452,429
Equity attributable to shareholders	3,279,857	3,228,774
Non-controlling interest	225,674	223,655

YTD CONSOLIDATED INCOME STATEMENT
In Ch$ million	7M'18	7M'17
Net operating profit before loan losses	694,054	636,319
Provisions for loan losses	(130,865)	(156,324)
Operating expenses	(425,236)	(416,363)
Operating Income	137,953	63,632
Income from investments in associates and other companies	1,488	1,141
Income before taxes	139,441	64,773
Income tax expense	(19,618)	16,465
Net Income	119,823	81,238
Net income attributable to shareholders	118,045	82,759
Non-controlling interest	1,778	(1,521)

This financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and Financial Institutions.

Jonathan Covarrubias Hernandez	Milton Maluhy Filho
Chief Accounting Officer	Chief Executive Officer